SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 7)(1)


                                INTELLICORP, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                  458153103000
                                 (CUSIP Number)

                                 Benjamin Raphan
                              Tenzer Greenblatt LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 885-5000
   (Name, Address and Telephone Number of Person Authorized to Receive Notice
                               and Communications)

                                December 31, 1997
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 4 Pages)





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     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D


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CUSIP NO. 458153103000                                 Page   2   of   4   Pages
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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Norman J. Wechsler

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


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   3   SEC USE ONLY




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   4   SOURCE OF FUNDS*


       OO

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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


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   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            3,209,025  (including 1,872,096 shares issuable upon
  BENEFICIALLY         conversion of a convertible  note,  convertible preferred
    OWNED BY           stock, exercise of a warrant and exercise of a stock
      EACH             option of the Issuer)
   REPORTING      --------------------------------------------------------------
     PERSON       8    SHARED VOTING POWER
      WITH             5,000
                  --------------------------------------------------------------
                  9    SOLE DISPOSITIVE POWER
                       3,209,025  (including 1,872,096 shares issuable upon
                       conversion of a convertible  note,  convertible preferred
                       stock, exercise of a warrant and exercise of a stock
                       option of the Issuer)
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       5,000
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,214,025 (including 1,872,096 shares issuable upon conversion of a convertible note, convertible preferred stock, exercise of a warrant and exercise of a stock option of the Issuer)
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       20.9%

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  14   TYPE OF REPORTING PERSON*

       IN


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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                Page 2 of 4 Pages

     This Amendment No. 7 amends the Schedule 13D dated November 9, 1995 of Norman J. Wechsler (the "Reporting Person"), as heretofore amended by Amendment No. 1 thereto dated December 19, 1995, Amendment No. 2 dated January 25, 1996, Amendment No. 3 dated April 19, 1996, Amendment No. 4 dated August 7, 1996, Amendment No. 5 dated September 20, 1996, and Amendment No. 6 dated January 10, 1997, with respect to the Common Stock, par value $.001 per share ("Common Stock"), issued by Intellicorp, Inc. (the "Issuer"). Except as modified hereby, there has been no change in the information previously reported in Amendment No. 6 to the Schedule 13D dated January 10, 1997 of the Reporting Person.


Item 5.  Interest in Securities of the Issuer.

     (a)-(b) According to the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1997 there were outstanding 13,486,580 shares of Common Stock on October 30, 1997. The Reporting Person beneficially owns 3,214,025 shares of Common Stock (20.9% of the issued and outstanding shares of Common Stock), which amount includes (i) 573,342 shares of Common Stock beneficially owned by Wechsler & Co., Inc.; (ii) 60,000 shares of Common Stock beneficially owned by Sharon C. Wechsler, the Reporting Person's spouse; (iii) 5,000 shares of Common Stock beneficially owned by a trust for the benefit of David Wechsler, the minor son of the Reporting Person, of which the Reporting Person and his spouse are the trustees (the "Wechsler Trust"); (iv) 26,101 shares of Common Stock beneficially owned by Waco Partners, a New York general partnership ("Waco"), of which the Reporting Person is the managing general partner; and (v) 2,549,582 shares of Common Stock owned by the Reporting Person, which amount includes 15,000 shares of Common Stock issuable upon exercise of the Option; 629,032 shares of Common Stock issuable upon conversion of the Issuer's 10% Senior Convertible Note, 758,064 shares of Common Stock issuable upon conversion of the Issuer's Series A Preferred Stock and 470,000 shares of Common Stock issuable upon exercise of a warrant of the Issuer. The Reporting Person expressly disclaims beneficial ownership of the 60,000 shares of Common Stock owned by the Reporting Person's spouse and the 5,000 shares of Common Stock owned by the Wechsler Trust.

     The Reporting Person has the sole power to vote and dispose of all such shares, except for the 5,000 shares beneficially owned by the Wechsler Trust as to which the Reporting Person has shared voting and dispositive power.

     (c) The Reporting Person has not effected any transactions in the shares of Common Stock in the past sixty days.


                                Page 3 of 4 Pages

     (d) No person, other than the persons named above, has the right to receive or the power to direct receipt of dividends from, or the proceeds of, the sale of the shares of Common Stock.

     (e) It is inapplicable for the purposes herein to state the date on which the Reporting Person ceased to be the owner of more than 5% of the Common Stock.

     The filing of this statement shall not be deemed an admission by the Reporting Person that he owns the securities held by the Wechsler Trust or Sharon C. Wechsler. The Reporting Person expressly disclaims beneficial ownership of all securities held by the Wechsler Trust or Sharon C. Wechsler for any purpose.


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  January 9, 1998




                                           /s/ Norman J. Wechsler
                                           ------------------------------
                                           Norman J. Wechsler


                                Page 4 of 4 Pages